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MindWalk Showcases ReefIQ™ for AI Drug Discovery at AMD Advancing AI

At Advancing AI 2026, MindWalk unveils the first public demonstration of ReefIQ, its biological context layer for AI drug discovery, running on AMD Instinct™.

AUSTIN, Texas, July 23, 2026 — MindWalk Holdings Corp. (“MindWalk”) (NASDAQ: HYFT), a Bio-Native AI company, today unveiled the first public demonstration of ReefIQ™, its biological context layer for AI drug discovery, running on AMD Instinct™ at AMD’s Advancing AI 2026 in San Francisco. MindWalk is featured in the AMD Instinct™ Demo Showcase, appearing in one of four custom demo vignettes, with an accompanying video interview distributed through AMD’s channels.

The demonstration is the first time MindWalk has shown ReefIQ publicly in action. It walks through how ReefIQ reconnects fragmented discovery data into governed, queryable biological context, then lets AI models and agents reason over that context, running on open AMD Instinct compute. ReefIQ, which MindWalk introduced in June 2026, sits between client discovery data and AI reasoning workflows.

A brand film introducing ReefIQ is available at: https://youtu.be/S5kVmpc-ik4

What ReefIQ is

Biology is connected, but drug-discovery data is often fragmented across files, formats, systems, teams, and workflows. ReefIQ reconnects those representations before AI workflows act on them. Sequences, structures, assay outputs, omics, literature, evidence, provenance, and program history become governed, queryable connected biological context for AI-enabled discovery.

HYFT® Technology is MindWalk’s core biological pattern technology, the biological representation foundation with explicit relationships across sequence, structure, function, mechanism, pathway, evidence, and literature. ReefIQ™ is the client biological context layer built on HYFT. LensAI™ is the reasoning and application layer. HYFT powers the biological representation. ReefIQ organizes and governs the context. LensAI applies reasoning workflows.

“In life-sciences AI, the durable advantage is not the model a team licenses but the biological context it can reason over. Biology is connected by evolutionary constraint; discovery data arrives fragmented across files and systems, and that gap is where insight is lost. ReefIQ is designed to close it, preserving what every program learns, including the programs that fail, as governed context rather than isolated files. In a regulated setting, that is what makes reasoning trustworthy, and trustworthy is what compounds into the clinic,” said Dr. Jennifer Bath, PhD, CEO and President of MindWalk Holdings Corp.

Why it matters

Drug-discovery organizations generate valuable context in every program: positive results, negative results, assay conditions, design decisions, mechanism hypotheses, literature links, and the reasons candidates did not advance. ReefIQ preserves that context as governed, queryable knowledge. As data are added, the network is enriched and its relationships and annotations are refined. Future programs benefit from the ever-compounding evidence and insights.

HYFT reasoning is grounded in evolutionary constraint, the patterns biology preserves because their function is non-negotiable, rather than statistical correlation. In regulated drug discovery, where a hallucinated result is a patient-safety and program-cost problem, that grounding is what makes reasoning, including autonomous and agentic reasoning, trustworthy enough to act on.

Why AMD Instinct

Bio-Native inference is data-dominated and memory-heavy: enrichment, similarity search across hundreds of millions of patterns, and reasoning over connected biological context. AMD Instinct’s memory-rich, open-stack, portable profile maps onto that workload. The architecture supports flexible integration across data governance, model access, and compute deployment, so a customer’s connected context stays in the customer’s environment under existing governance while inference runs on open compute.

“ReefIQ operationalizes the HYFT information network for drug discovery,” said Dirk Van Hyfte, MD, PhD, Chief Technology Officer of MindWalk AI. “HYFT provides the biological representation foundation, representing the complex relationships in biology; ReefIQ links customer data to that foundation and exposes governed context to LensAI and customer-selected agent models operating within agreed governance. The goal is to support retrieval, analysis, and hypothesis generation over connected biological context while preserving provenance, deployment flexibility, and customer-defined controls.”

What comes next

MindWalk’s Business Development team will use Advancing AI 2026 to engage life-sciences customers, infrastructure partners, and agentic-AI builders evaluating where to host and govern regulated biological context. LensAI is already in contracted, recurring arrangements with life-sciences customers today. Interested parties may request a private briefing through Investor Relations. For more information about the technology, visit https://www.mindwalkai.com/reefiq.

[DISCLOSURE-SENSITIVE: naming a specific customer, deployment count, or contract value requires IR and Legal sign-off. The generic traction line above is approved as written.]

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require. Its proprietary HYFT® Technology powers ReefIQ™, the biological context layer for life sciences, organized around function-aware HYFT pattern-objects that span sequence and structural biology and refined over 20 years of curation across a continuously evolving biological representation of 660 million biological patterns and 25 billion relationships, that enriches data at ingestion and compounds in analytical value with every program run on the platform. The LensAI platform operates on this infrastructure to enable target discovery, candidate diligence, and portfolio decision support, and to host the agentic AI workflows pharma is racing to deploy. MindWalk’s architecture is designed so that the HYFT representation layer, not any individual AI model, is the durable, compounding competitive asset.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: the commercial outcomes of MindWalk’s participation in AMD Advancing AI 2026 and of the ReefIQ demonstration; market acceptance of ReefIQ and trademark clearance of the ReefIQ name; the build-out and certification of compliance capabilities for regulated workloads; the ability to convert engagement into contracted arrangements; the technical performance of AI-based discovery methods and of the underlying compute infrastructure; the ability to enter into pharmaceutical, infrastructure, or other partnership arrangements; competition; intellectual property risks; regulatory determinations; and capital markets conditions.

Statements describing AMD, AMD Instinct™, ROCm, or related architecture, memory capacity, software-stack, or interconnect characteristics are paraphrased from public disclosures by AMD and third-party industry analysis and do not constitute MindWalk product claims. References to AMD and Advancing AI 2026 are descriptive of the event and do not imply any endorsement, sponsorship, partnership, commercial agreement, or financial relationship beyond MindWalk’s participation as a featured exhibitor.

Additional information is available in MindWalk’s Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar).

Trademarks

HYFT® is a registered trademark of MindWalk Holdings Corp. LensAI™, ReefIQ™, HYFT Base™, HYFT Matrix™, HYFT Prime™, and B cell Llama™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

Source: MindWalk Holdings Corp.

Contacts: Investor Relations, Louie Toma, CPA, CFA, Managing Director, CoreIR, investors@mindwalkai.com.